2303 West 41st Avenue Vancouver, BC V6M 2A3 Canada

El Nino completes remote sensing survey on its research permits in the Democratic Republic of Congo (DRC) and identifies

Four (4) copper mineralized zones

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ELN completed a Remote Sensing Survey over research permits in RDC.

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ELN identifies four copper mineralized anomalies.

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All four mineralized zones confirm the geological model of the company on these prospecting permits.

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Zone 1 anomaly center, is coincident with known and confirmed copper artisan workings.

July 23 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that based on the preliminary report of a remote sensing survey conducted by Hamilton Hycroft Energy Inc (HHE), four copper mineralized anomalous zones have been identified on its newly acquired research permits in the Democratic Republic of Congo (DRC). For this survey, HHE applied the Infrared Imaging Spectrometer (IRIS) technology using hyperspectral images which can recognize and map particular types of vegetation or diagnose minerals associated with ore deposits.

According to this survey the four copper mineralized anomalous zones identified are of the following size:

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Zone 1 covers an area of 3.2 km by 2.28 km.

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Zone 2 covers an area of 4.1 km by 1.14 km.

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Zone 3 covers an area of 1.1 km by 1.1 km.

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Zone 4 covers an area of 2.28 km by 0.68 km.

The center of Zone 1 is exactly coincident with known and confirmed copper artisanal workings. All four areas confirm the geological interpretation of the area by the company.

Jean Luc Roy, President of El Nino stated: ‘’These preliminary results are very encouraging in our quest of exploring and ultimately putting together a copper mining operation in the DRC. The fact that these results coincide perfectly with known copper artisanal workings is a strong indicator of the benefits, in using this method in our exploration efforts.’’

The remote sensing survey will be followed up by an airborne geophysical survey and a ground prospecting program to be conducted in the next few weeks followed by a drilling campaign of the best copper occurrences.

Benoit Violette, PGeo consulting geologist and a qualified person under National Instrument 43-101, has reviewed this press release after it was prepared by ELN’s management.

About El Niño Ventures Inc.

El Niño Ventures is an exploration stage company whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. In June 2007  El Niño started a 25,000 meter drill program on the Bathurst Mining Camp in search of zinc. El  Niño is presently in an aggressive acquisition and exploration phase in the Democratic Republic of Congo.

On Behalf of the Board of Directors Jean Luc Roy, President and COO	Further information: Tel: + 1.604.685.1870 Toll Free: 1.800.667.1870 Fax: +1.604.685.8045 Email: info@elninoventures.com Or visit www.elninoventures.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.  CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.